Exhibit 99.1

CNEY Announces Proposed Underwritten Public Offering of Securities

LISHUI, China, Jan. 27, 2023 /PRNewswire/ -- CN Energy Group. Inc. (NASDAQ: CNEY) (“CNEY”, or the “Company”) today announced that it intends to offer its securities in a public offering. All of the securities are being offered by CNEY. In addition, CNEY intends to grant the underwriter in the offering a 45-day option to purchase up to an additional 15% of the securities offered in the offering at the public offering price, less underwriting discounts. The Company intends to use the net proceeds from this offering for general corporate purposes, including, but not limited to, working capital. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-264579) previously filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective by the SEC on June 13, 2022. The offering will be made only by means of a prospectus supplement and accompanying prospectus that form a part of the shelf registration statement. A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CN Energy Group. Inc.

CN Energy Group. Inc. is currently listed on NASDAQ under the symbol of CNEY. With patented proprietary bioengineering and physiochemical technologies, CNEY has pioneered and specialized in producing high-quality recyclable activated carbon and renewable energy from abandoned forest and agricultural residues, converting harmful wastes into invaluable wealth and delivering significant financial, economic, environmental, and ecologic benefits. CENY's products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. For more information, please visit the Company's website at www.cneny.com.

Forward-Looking Statements

Certain statements, other than statements of historical facts, made in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including statements regarding the timing, size and expected gross proceeds of the offering, the satisfaction of customary closing conditions related to the offering and sale of securities, the grant to the underwriter of an option to purchase additional securities, and CNEY’s ability to complete the offering. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to refer to its filings with SEC, including without limitation, Company's registration statements and other filings with the SEC that set forth certain risks and uncertainties that may have an impact on future results and directions of the Company.

Investor Relations

Tel:+86-571-87555823

Email: ir@cneny.com